FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on May 15, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By:	/s/ Leonard J. Hoskinson
Name:	Leonard J. Hoskinson
Title:	Chief Financial Officer

Dated: May 15, 2012

Exhibit 1

ULTRAPETROL REPORTS FINANCIAL RESULTS
FOR FIRST QUARTER 2012

NASSAU, Bahamas, May 15, 2012 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the first quarter ended March 31, 2012.

First Quarter 2012 and subsequent events highlights:

•	Recorded first quarter 2012 revenues of $64.5 million;

•
Recorded adjusted EBITDA of $7.3 million in the first quarter of 2012;1 which includes $(0.5) million from River Business segment adjusted EBITDA, $6.4 million from Offshore Supply Business segment adjusted EBITDA, $0.1 million from Ocean Business segment adjusted EBITDA and $1.3 million from financial income and other financial income;

•
Recorded total adjusted net loss and EPS of $(13.1) million and $(0.44), respectively, in 2012 which includes the effect of a $0.7 million gain for deferred taxes on an unrealized foreign exchange loss on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business.2  Excluding the effect of this gain, the net loss and net loss per share are $(13.8) million and $(0.47) per share, respectively;

•	Offshore Supply Business segment adjusted EBITDA increased 78% compared with same period of 2011;

•
Continued as planned with the construction of the Company's PSV new building program of four vessels in the Offshore Supply Business. UP Jade, the first of the PSVs under construction in India, is expected to be delivered within May 2012; including UP Jade, the Company will have nine vessels operating in its PSV fleet;

•	Sold and delivered during the first quarter of 2012 five jumbo dry barges built in our Punta Alvear Yard in South America to a third party for export to Colombia; and

•
Continued with the re-engining and re-powering of three pushboats in our River Business fleet, two of which are expected to be delivered during the second quarter of 2012, increasing the number of re-engined pushboats to six out of a total of eleven to be re-engined as part of the initiative.

1 For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.

2 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, said, "We continue to focus on implementing our growth strategy for the long-term benefit of shareholders. Our ninth new PSV is now undergoing sea trials and is scheduled to be delivered on a favorable charter in Brazil later this month and two pushboats in our re-engining and re-powering program are expected to be in service by the end of the second quarter. Additionally, we sold and delivered five jumbo barges built at our Punta Alvear Yard to a third party and shipped them to Colombia in March 2012 together with a pushboat and 14 barges previously sold to the same buyers."

Mr. Menéndez continued, "The severe drought in the Hidrovia region has had a significant impact on soybean crops, leading to lower output on the river. The decline in production, coupled with lower levels of water on the Upper Paraguay River had a negative impact on our River Business during the first quarter. We have booked substantially more iron ore to compensate for the reduced volume of soybeans and if river levels allow for normal navigation we expect that by year end total tons transported will be very close to what we carried last year. In our Offshore Supply Business, we increased our adjusted EBITDA 78% year-over-year, which reflects all eight of our PSVs operating on charter for a full quarter. In our Ocean Business we benefited from a number of developments including the full quarter operation of one of our container feeder vessels which continued to perform better than in 2011 with full loads on the southbound leg. Also in the first quarter MT Amadeo conducted its regular drydock which extended into part of the second quarter but is now back in service."

Mr. Menéndez concluded, "The growth in the cargo volume and the expansion of the seeded area, despite this year's drought, confirm our view that there is a unique opportunity to capitalize on the efficiencies of our integrated River Business unit. Our fully automated yard continues to produce new jumbo size barges for our fleet and for third parties at profitable levels and our new fuel efficient pushboats allow us to progressively capture larger margins from our freights. The unprecedented expansion of the offshore activity in Brazil finds us ideally positioned to operate our new fleet of state-of-the-art PSVs. These elements have been the pillars of our investment plan over the past few years and we believe they will enhance the Company's future earnings power."

Overview of Financial Results

Total revenues for the first quarter 2012 were $64.5 million as compared with $58.3 million in the same period of 2011.

Adjusted EBITDA for the first quarter 2012 was $7.3 million as compared with $11.9 million in the same period of 2011. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Adjusted net loss for the first quarter of 2012 was $(13.1) million, or $(0.44) per share as compared with net loss of $(6.6) million, or $(0.22) per share, during the same period of 2011. First quarter 2012 net loss includes a $0.7 million provision, or $0.03 per share, for unrealized foreign exchange rate gains on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business. Excluding the effect of this  gain, the net loss for the first quarter of 2012 was $(13.8) million, or $(0.47) per share.

Len Hoskinson, Ultrapetrol's Chief Financial Officer, said, "We are experiencing stronger results from our offshore segment as new ships are added to our fleet. We have adapted our Capex based on our River Business's 2012 needs. We are building tank barges for our fleet and we have been producing barges for third parties as well. We believe that we have a well balanced financial situation which will allow us to further strengthen the Company's leading commercial position as its new assets are put into operation."

Business Segment Highlights

River

The River Business experienced a 34% decrease in the volume of cargo transported in the first quarter of 2012 as compared with the same period of 2011 as a consequence of the combined effect of a severe drought that affected the soybean production in the region and lower than usual water levels in the Upper Paraguay River.

First quarter 2012 River Business segment adjusted EBITDA was $(0.5) million versus $6.8 million in the same period of 2011, a $7.3 million decrease. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Our operating costs in the River Business, particularly manning and maintenance costs, have been impacted by revaluation of the local currency or by inflationary pressure on costs not dampened by a proportional devaluation of the local currencies with respect to the U.S. dollar.

The soybean crop in Paraguay for 2011 was 8.4 million tons. In its latest report issued on May 7, 2012, the USDA estimates that the soybean crop in Paraguay will likely decrease to 4.2 million tons in 2012, a decrease of 50% year over year. This decrease is mainly attributable to the effects of a severe drought and higher than average temperatures in January and February in large parts of Argentina and central Brazil as well as Paraguay. Soybean and particularly the early variety crop in Paraguay suffered severe impacts on its yields. Compounding this effect, low river levels limited the draft at which we could operate through the Upper Paraguay River, to a larger extent than what would have been normal for the first quarter of the year when accounting for seasonality. However, the long-term growth prospects of the agricultural sector along the Hidrovia remains strong as the seeded area is expected to continue to grow, fostered by the strong prices of soybean and other agricultural commodities. This steady long-term growth trend represents an important demand driver for Ultrapetrol's River Business. Partially offsetting the milder prospects for agricultural products in the Hidrovia region for 2012, iron ore production in the three mines connected with the river system has increased substantially. Early in the year we went into the market to fix the available capacity left by agricultural products on contracts for carrying iron ore. Although these ore volumes will partially replace volume-wise the decrease in soybean cargo, such replacement will come at lower margins due to the longer round trips associated with iron ore and consequent higher fuel consumption. Additionally, this temporary shift in our cargo mix towards a larger share of iron ore places more pressure on our pushing capacity. The Company continues to add capacity and implement various margin-expansion initiatives as we position Ultrapetrol to profitably capitalize on the segment's long term growing demand.

The Company's barge building shipyard, which is the most modern in South America, has been in operation since the first quarter of 2010. We believe this shipyard will allow the Company to meet the incremental demand growth resulting from the projected increases in volumes of liquids, soybeans and iron ore produced in the region, as well as the need to replace a large proportion of the river system fleet within the next few years. The Company also builds jumbo barges for third parties in its Punta Alvear Yard and as part of that effort built and delivered twenty jumbo barges for third parties in 2011 and five additional jumbo barges during the first quarter of 2012 (nineteen of which, together with one pushboat, were exported to Colombia). The Company has successfully continued its re-engining and re-powering programs that aim to convert engines on eleven of its main pushboats from diesel to heavy fuel consuming. Four fuel-consuming pushboats are now in operation and two more are expected to commence operation at the end of the second quarter of 2012. We expect this program to lead to substantial savings in fuel expense and to an increase in tow size and navigation speed.

Offshore Supply

In the Offshore Supply Business, with the introduction of our UP Jasper into a long-term charter in the North Sea in October 2011, we began to operate a fleet of eight PSVs which will turn to nine when our UP Jade gets delivered in May 2012. The adjusted EBITDA generated by the Offshore Supply Business segment during the first quarter of 2012 was $6.4 million, or 78% higher than the $3.6 million generated in the same period of 2011. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from the Offshore Supply Business for the first quarter of 2012 increased by $4.4 million compared with the same period of 2011. This difference represents a 34% increase which was primarily attributable to the full quarter operation of our UP Turquoise and UP Jasper in their charter contracts in Brazil and in UK's North Sea, respectively.

In Brazil, operating costs, particularly manning costs, have been increasing as a result of the revaluation of the local currency and inflationary pressure on salaries and expenses both of which affected our earnings during parts of 2011. Nevertheless, during the first quarter of 2012 the Brazilian real has seen a slight devaluation which has eased the upward trend of our costs.

As planned, Ultrapetrol continues its building program in India that will add four new vessels to the fleet and increase capacity by 50%. We expect to take delivery of the first of these four PSVs, UP Jade, during the second quarter of 2012.

The Company believes that the Brazilian market will grow hand in hand with Petrobras' aggressive capital expenditure plans. The North Sea should follow as the natural balancing out of the market occurs in the forthcoming years. Ultrapetrol's fleet has the advantage of being very modern and technologically capable of supporting deep sea oil drilling in both markets.

Ocean

The Ocean Business segment generated adjusted EBITDA of $0.1 million in the first quarter of 2012 as compared to adjusted EBITDA of $1.2 million in the same period of 2011. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

The 26% increase in revenues from $14.4 million to $18.1 million is mainly attributable to three factors: 1) the transportation of the nineteen barges built for, and one pushboat sold to, a third party to Colombia; 2) the operation of one of our container feeder vessel, M.V. Argentino, for the entire first quarter of 2012 which had started operations in mid January 2011; and 3) the effect of the adjustment in the hire of our Product Tanker fleet to reflect increased manning costs. These effects were partly offset by 58 offhire days of our Amadeo which underwent its scheduled drydock during the first quarter of 2012 (the time lost in drydock extended partially into the second quarter).

The Company operated a total of four vessels in its Product Tanker fleet in the first quarter of 2012 (Miranda I, Amadeo, Alejandrina, and Austral) which continue to be employed in the South American coastal trade on charters with oil majors that operate in the region.

In our Ocean Business, again inflationary pressures particularly in manning costs not compensated by a proportional devaluation of the local currency against the U.S. dollar have resulted in increased operating costs. The volumes in our container service particularly in the southbound leg have been sustained at high levels.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("GAAP") measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Wednesday, May 16, 2012, at 10:00 a.m. EDT accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-888-469-2076 (toll-free U.S.) or +1-212-547-0287 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-866-509-3936 (toll-free U.S.) or +1-203-369-1923 (outside of the U.S.); passcode: 5162012. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

CONTACT: The IGB Group

Leon Berman / David Burke
212-477-8438 / 646-673-9701
lberman@igbir.com / dburke@igbir.com

Supplemental Information: Summary consolidated financial data

The following table shows our unaudited consolidated balance sheet as of March 31, 2012 and our audited consolidated balance sheet as of December 31, 2011:

CONSOLIDATED BALANCE SHEETS AT MARCH 31, 2012 AND DECEMBER 31, 2011
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At March 31,	December 31,
	2012	2011
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$24,773	$34,096
Restricted cash	7,266	6,819
Accounts receivable, net of allowance for doubtful accounts of $850 and $841 in 2012 and 2011, respectively	29,553	30,993
Operating supplies	4,712	4,520
Prepaid expenses	5,085	3,212
Other receivables	25,794	26,392
Other current assets	101	101
Total current assets	97,284	106,133
NONCURRENT ASSETS

Other receivables	22,244	15,370
Restricted cash	1,483	1,483
Vessels and equipment, net	672,490	671,445
Dry dock	5,075	5,088
Investments in and receivables from affiliates	7,659	6,851
Intangible assets	932	976
Goodwill	5,015	5,015
Other assets	11,938	12,573
Deferred income tax assets	3,330	5,353
Total noncurrent assets	730,166	724,154
Total assets	$827,450	$830,287

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$31,765	$33,990
Accrued interest	8,043	4,769
Current portion of long-term financial debt	38,455	21,504
Other current liabilities	11,232	13,625
Total current liabilities	89,495	73,888
NONCURRENT LIABILITIES

Long-term financial debt	484,457	491,489
Deferred income tax liabilities	14,802	12,951
Other liabilities	1,806	1,788
Total noncurrent liabilities	501,065	506,228
Total liabilities	590,560	580,116

EQUITY
Common stock, $0.01 par value: 100,000,000 authorized shares; 30,011,628 shares outstanding in 2012 and 2011	339	339
Additional paid-in capital	272,592	272,302
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Retained earnings (deficit)	(20,646)	(6,819)
Accumulated other comprehensive income (loss)	(1,952)	(2,037)
Total Ultrapetrol (Bahamas) Limited stockholders' equity	230,845	244,297

Non-controlling interest	6,045	5,874
Total equity	236,890	250,171
Total liabilities and equity	$827,450	$830,287

The following table sets forth certain unaudited historical statements of income data for the periods indicated below derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars:

	Three months ended March 31,
	2012	2011	Percent Change
Revenues
Attributable to River Business	$29,384	$31,276	-6%
Attributable to Offshore Supply Business	17,028	12,673	34%
Attributable to Ocean Business	18,126	14,373	26%
Total revenues	64,538	58,322	11%

Voyage and manufacturing expenses
Attributable to River Business	(18,901)	(13,278)	42%
Attributable to Offshore Supply Business	(1,213)	(884)	37%
Attributable to Ocean Business	(7,970)	(4,291)	86%
Total voyage expenses	(28,084)	(18,453)	52%

Running costs
Attributable to River Business	(11,450)	(8,308)	38%
Attributable to Offshore Supply Business	(8,548)	(7,577)	13%
Attributable to Ocean Business	(8,024)	(6,658)	21%
Total running costs	(28,022)	(22,543)	24%

Amortization of dry dock and intangible assets	(1,048)	(1,092)	-4%
Depreciation of vessels and equipment	(9,444)	(8,108)	16%
Administrative and commercial expenses	(7,787)	(7,295)	7%
Other operating income	5,764	1,782	223%

Operating (loss) profit	(4,083)	2,613	--

Financial expense and other financial expense	(8,086)	(8,558)	-6%
Financial income	42	162	-74%
Investment in affiliates	(313)	(109)	187%
Other, net	41	(150)	--
Total other (expenses) income	(8,316)	(8,655)	-4%

(Loss) before income taxes	(12,399)	(6,042)	105%

Income taxes (expenses) benefit	(1,259)	(1,659)	-24%
Net (loss) income attributable to non-controlling interest	169	(18)	--

Net loss income attributable to Ultrapetrol (Bahamas) Limited	(13,827)	(7,683)	80%

The following table contains our unaudited statements of cash flows for the three-month periods ended March 31, 2012, and 2011:

(Stated in thousands of U.S. dollars)
	For the three-month periods ended March 31,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(13,658)	$(7,701)
Adjustments to reconcile net (loss) to cash flows (used in) operating activities:
Depreciation of vessels and equipment	9,444	8,108
Amortization of dry docking	1,004	1,048
Expenditure for dry docking	(991)	(1,305)
Amortization of intangible assets	44	44
Gain on sale of assets	(3,564)	-
Debt issuance expense amortization	919	518
Net losses from investments in affiliates	313	109
Share - based compensation	290	289
Other	(209)	-
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	1,430	(5,231)
Other receivables, operating supplies and prepaid expenses	(3,548)	(7,558)
Other	(1,106)	428
Increase (decrease) in liabilities:
Accounts payable	2,206	3,612
Other payables	72	5,597
Net cash (used in) operating activities	(7,354)	(2,042)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment	(14,964)	(27,711)
Proceeds from disposal of assets, net	3,850	-
Net cash (used in) investing activities	(11,114)	(27,711)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(3,531)	(3,114)
Proceeds from long-term financial debt	13,450	3,450
Other financing activities, net	(774)	(69)
Net cash provided by financing activities	9,145	267
Net decrease in cash and cash equivalents	(9,323)	(29,486)
Cash and cash equivalents at the beginning of year	34,096	105,570
Cash and cash equivalents at the end of the period	$24,773	$76,084

 Supplemental Information

The following tables reconcile our EBITDA as defined in the Notes due 2014 and our Adjusted Consolidated EBITDA to our cash flow for the three months ended March 31, 2012 and 2011:

	Three Months Ended March 31,
$(000)	2012	2011
Total cash flows (used in) operating activities	(7,354)	(2,042)
Total cash flows (used in) investing activities	(11,340)	(27,711)
Total cash flows provided by financing activities	9,145	267

Total cash flows (used in) operating activities	$(7,354)	$(2,042)

Plus

Adjustments

Increase / decrease in operating assets and liabilities	946	3,152
Expenditure for dry docking	991	1,305
Income taxes	1,259	1,659
Financial expenses	9,337	8,742
Gain on sale of assets	3,564	--
Net income attributable to non-controlling interest	(169)	18
Other adjustments	(1,313)	(916)

Consolidated EBITDA as defined in the Notes due 2014	$7,261	$11,918

Adjusted Consolidated EBITDA	$7,261	$11,918

The following table reconciles our adjusted net income and adjusted EPS to net income and EPS for the three months ended March 31, 2012, and 2011:

($000's)	Three months ended March 31, 2012	Three months ended March 31, 2011	% Change

Revenues	$64,538	$58,322	11%

Adjusted EBITDA	$7,261	$11,918	-39%

Net (loss) as reported	$(13,827)	$(7,683)	80%
EPS as reported (In $ per share)	$(0.47)	$(0.26)	80%

Adjustments to Net Loss as reported

Income tax expense on Exchange Variance Benefit (1)	734	1,130	35%

Adjusted net (loss)	$(13,093)	$(6,553)	100%
Adjusted EPS (In $ per share)	$(0.44)	$(0.22)	100%

(1) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the first quarter ended March 31, 2012:

	Three Months Ended March 31, 2012

$(000)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(5,526)	$4,038	$(2,595)	$(4,083)
Depreciation and amortization	5,417	2,569	2,506	10,492
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(319)	(169)	6	(482)
Other net	(90)	(2)	133	41

Segment Adjusted EBITDA	$(518)	$6,436	$50	$5,968

Items not included in Segment Adjusted EBITDA
Financial income				42
Other financial income				1,251

Adjusted Consolidated EBITDA				$7,261

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the first quarter ended March 31, 2011:

	Three Months Ended March 31, 2011
$(000)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$2,322	$1,445	$(1,154)	$2,613
Depreciation and amortization	4,738	2,142	2,320	9,200
Investment in affiliates / Net loss attributable to non-controlling interest in subsidiaries	(100)	18	(9)	(91)
Other net	(172)	--	22	(150)

Segment Adjusted EBITDA	$6,788	$3,605	$1,179	$11,572

Items not included in Segment Adjusted EBITDA
Financial income				162
Other financial income				184

Adjusted Consolidated EBITDA				$11,918